EXHIBIT 14.1
CODE OF CONDUCT AND ETHICS
ROCKET COMPANIES, INC.
Code of Conduct and Ethics
(Effective December 22, 2020)
I.           Introduction
Rocket Companies, Inc. (“Rocket Companies”) and each of its subsidiaries (collectively, the “Company,” “we” or “our”) require the highest standards of professional and ethical conduct from its team members, officers, and directors.  The Company’s reputation for honesty and integrity is key to the success of its business.  The Company intends that its business practices will comply with the laws of all of the jurisdictions in which it operates and that honesty, integrity, and accountability will always characterize the Company’s business activity.  No team member, officer, or director may achieve results through violations of laws or regulations or unscrupulous dealings.
This Code reflects the Company’s commitment to this culture of honesty, integrity, and accountability and outlines the basic principles and policies with which all team members, officers, and directors are expected to comply.  Therefore, we expect you to read this Code thoroughly and carefully.
In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any situation where there is a question regarding compliance with the Company’s policies and applicable laws.  Cooperation with this Code is essential to the continued success of the Company’s business and the cultivation and maintenance of its reputation as a good corporate citizen.  Misconduct is never justified, even where sanctioned or ordered by someone in a position of higher management.   No one, regardless of stature or position, can authorize actions that are illegal, or that jeopardize or violate Company standards.
We note that this Code sets forth general principles of conduct and ethics and is intended to work in conjunction with other, more specific policies and procedures, such as the Insider Trading Policy, the Related Persons Transaction Policy, and policies that apply to your particular business area.  All these policies can be found on Rockworld, and you should refer to those policies and procedures for more detail in the specified context.
Nothing in this Code prohibits you from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission (the “SEC”), Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. You do not need any prior authorization to make any such reports or disclosures, and you are not required to notify the Company that you have made such reports or disclosures.
II.          Conflicts of Interest
A conflict of interest occurs when your private interests or activities influence, or appear to influence, our ability to make business decisions in the Company’s best interest.  For example, conflicts may arise if:
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You cause the Company to engage in business transactions with a company that you, your friends, or your relatives control without having obtained the appropriate prior approvals required.  (See also under “Related Party Transactions” below).

•	You are in a position to (i) compete with, rather than help, the Company or (ii) make a business decision not on the basis of the Company’s interest but rather for your own personal advantage.
•	You take actions, or have personal or family interests, that may make it difficult to perform your work (or discharge your duties and obligations) effectively.
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You, or any of your family members or affiliates, receive improper personal benefits other than gratuities and payments received or provided in compliance with the guidelines set forth in “Business Gifts and Entertainment” below, as a result of your position in the Company.

The safest way to ensure you are not involved in a conflict of interest, or a perceived conflict, is to simply disclose the activity. Failure to promptly disclose information about any actual or potential conflict may affect your employment status at the Company.
If you have an interest that may create a conflict:
•	Promptly inform your team leader
•	Include name of third party and description of the conflict
This may include gifts or entertainment that are not nominal. Not sure whether to tell your team leader? When in doubt, disclose.
Company team members may also bring any conflict or potential conflict involving another team member, officer, or director, to the attention of the General Counsel of Rocket Companies, or a designee of the General Counsel.  If the concern requires confidentiality, including keeping particular individuals anonymous, then this confidentially will be protected, except to the extent necessary to conduct an effective investigation or as required by applicable law, regulation, or legal proceedings.

For more information regarding conflicts of interests, disclosing conflicts of interests to the Company, and gift guidelines, please review the Company’s policy on Conflict of Interest and Gift Guidelines for Team Members.
III.        Related Party Transactions
The Company has adopted a policy that requires the review and approval of any transaction, arrangement, or relationship where the Company was, is or will be a participant and the amount involved exceeds $120,000,  and in which any “Related Person” (generally defined as any director (or director nominee) or executive officer of the Company, beneficial owner of more than 5% of the Company stock, any immediate family member of the foregoing and any entity in which any of the foregoing persons is employed or is a partner or principal or in which that person has a 10% or greater beneficial ownership interest) had, has or will have a direct or indirect material interest.  Before entering any such transaction, arrangement, or relationship, the Rocket Companies legal team must be notified of the facts and circumstances of the proposed transaction, arrangement, or relationship.  If the Rocket Companies legal team determines that a transaction, arrangement, or relationship is indeed a related party transaction, then such transaction will be sent to the Rocket Companies Audit Committee (or the Chair of such committee) for their review and approval.  Only those transactions that are in the best interests of the Company shall be approved.  For more detail, please see the Company’s Related Person Transactions Policy.
IV.        Corporate Opportunities
When carrying out your duties or responsibilities, you owe a duty to the Company to advance its legitimate interests.  Except as provided in the Company’s constituent documents, team members, directors, and officers are prohibited from (i) taking for themselves opportunities that arise through the use of corporate property, information, or position, (ii) using corporate property, information, or position for personal gain, and (iii) competing with the Company.
V.          Public Reporting
Full, fair, accurate, and timely disclosure must be made in the reports and other documents that the Company files with, or submits to, the SEC and in its other public communications.  Such disclosure is critical to ensure that the Company maintains its good reputation, complies with its obligations under the securities laws and meets the expectations of its shareholders.
Persons responsible for the preparation of such documents and reports and other public communications must exercise the highest standard of care in accordance with the following guidelines:
•	all accounting records, and the reports produced from such records, must comply with all applicable laws;

•	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;
•	all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;
•	accounting records must not contain any false or intentionally misleading entries;
•	no transactions should be intentionally misclassified as to accounts, departments, or accounting periods;
•	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;
•	no information should be concealed from the internal auditors or the independent auditors; and
•	compliance with the Company’s internal control over financial reporting and disclosure controls and procedures is required.
Reporting Financial or Accounting Irregularities
If you suspect or observe any irregularities relating to accounting, accounting internal controls, or auditing matters it is important that you report your concerns immediately. You may wish to discuss the matter with your team leader (supervisor) or the Pulse (or other human resources team) first, but if you are not comfortable doing so, please call the Company’s toll free Ethics Line: 1-844-907-2291. Alternatively, you may also contact the General Counsel of Rocket Companies or a designee of the General Counsel or your team leader, or for issues involving officers and directors to the Chief Executive Officer or the Chairman of the Audit Committee.
Reports will be reviewed under the direction of the Audit Committee. The Company strives to ensure that all questions or concerns are handled fairly, discreetly and thoroughly. You may choose to remain anonymous, and we will adhere to your wishes, except to the extent necessary to conduct an effective investigation or as required by applicable law, regulation, or legal proceedings. All letters, e-mail and transcripts of telephone calls will be kept in confidence and acted upon only by designated personnel unless disclosure is required or deemed advisable in connection with any governmental investigation or report, in the interest of the company, or in the company’s legal handling of the matter.
Once a report is made and received, the Company will investigate promptly and all team members, officers and directors are expected to cooperate candidly with relevant investigatory procedures. Appropriate remedial action may be taken, based on the outcome of such investigation.
The Company has a no-tolerance policy for retaliation against persons who raise good faith compliance, ethics or related issues. However, it is unacceptable to file a report knowing it to be false.
VI.        Confidentiality
Team members, officers, and directors must maintain and protect the confidentiality of information entrusted to them by the Company, or that otherwise comes into their possession, during the course of their employment or while carrying out their duties and responsibilities, except when disclosure is authorized by the Company or legally mandated.
The obligation to preserve confidential information continues even after team members, officers, and directors leave the Company.
Confidential information encompasses all non-public information (including, for example, “inside information”  (material, non-public information that has not publicly been disclosed and has the potential to affect the price of a security) or information that partners and clients have entrusted to the Company that may be of use to competitors, or may otherwise be harmful to the Company or its key stakeholders, if disclosed.  Financial information is of special sensitivity and should under all circumstances be considered confidential, except where its disclosure is approved by the Company or when the information has been publicly disseminated.  Examples of the types of information that must be kept confidential are:
•	information relating to, and lists of, the Company’s clients, prospects, or referral sources;
•	the Company’s business financial information;
•	the Company’s marketing and advertising information and plans;
•	the Company’s training materials regarding its mortgage processes, products and services;
•	information relating to licensing examinations used or developed by the Company;
•	information relating to the Company’s computer software, network, applications and programs;
•	the Company’s trade secrets and related information;
•	the Company’s work product as it relates to intellectual property;
•	information that is legally protected from disclosure as of the result of the privacy rights of others or by other law; and
•	confidential information belonging to suppliers, vendors, or partners that are in the Company’s possession.
Under no circumstances are you allowed to gain unauthorized access to, or exceed the scope of your authority to use or distribute, any information in the Company’s records. Confidential information does not include any information that is generally known or available to the public other than as a result of a disclosure that violates any legal obligation. Your obligations to maintain the confidentiality of certain information does not prohibit you from engaging in concerted activity protected by Section 7 of the National Labor Relations Act, including relating to wages, hours, and all other terms and conditions of employment.
VII.       Protection and Proper Use of Company Assets
All team members, officers, and directors should promote and ensure the efficient and responsible use of the Company’s assets and resources by the Company.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  Any suspected incidents of fraud or theft should be immediately reported for investigation.
Company assets, such as proprietary information, funds, materials, supplies, products, equipment, software, facilities, and other assets owned or leased by the Company or that are otherwise in the Company’s possession, may only be used for legitimate business purposes and must never be used for illegal purposes.
Proprietary information includes any information that is not generally known to the public or would be valued by, or helpful to, our competitors.  Examples of proprietary information are intellectual property, business and marketing plans, and team member information. The obligation to use proprietary information only for legitimate business purposes continues even after you leave the Company.
VIII.      Insider Trading, Hedging and Pledging
Insider trading is unethical and illegal.  Team members, officers, and directors must not trade in securities of a company while in possession of material non-public information regarding that company.  It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information to third parties.  The Company has an Insider Trading Policy, which describes these obligations in more detail and sets forth obligations in respect of trading in hedging and pledging the Company’s securities.
Although the Company, its officers, directors, and team members (collectively “Rocket Personnel”) and Rocket Personnel’s spouses, minor children and anyone else living in a Rocket Personnel’s household, partnerships in which Rocket Personnel are a general partner, trusts of which Rocket Personnel are a trustee, estates of which Rocket Personnel are an executor, and investment funds or other similar vehicles with which Rocket Personnel are affiliated may pledge the Company’s securities as security for margin accounts, Rocket Personnel are responsible for ensuring that foreclosure on any such account would not violate this policy and should be aware that sales of such securities could have securities law implications for such Rocket Personnel.

Although the Company discourages speculative hedging transactions, the Company does permit long-term hedging transactions that are designed to protect an individual’s investment in the Company’s securities (i.e., the hedge must be for at least six months and relate to stock or options held by the individual).  If you wish to engage in any such transaction, you must pre-clear it in accordance with the pre-clearance procedures described in the Insider Trading Policy (even if you are not one of the persons otherwise required to submit your transaction in the Company’s securities to pre-clearance).  Because these activities raise issues under the federal securities laws, any person intending to engage in permitted hedging transactions is strongly urged to consult legal counsel.
IX.        Fair Dealing
Each team member, officer, and director, in carrying out his or her duties and responsibilities, should endeavor to deal fairly with each other and the Company’s clients, suppliers, and competitors.  No team member, officer, or director should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice. In addition, to the extent applicable to any subsidiary of the Company, each director, officer, and team member of such subsidiary must comply with fair lending laws, as described in such subsidiary’s Fair Lending Policy.
X.          Compliance with Laws, Rules and Regulations
Compliance with all laws, rules, and regulations applicable to the Company is critical to our reputation and continued success.  This includes compliance with Canadian, U.S. federal, state, and local laws and regulations applicable to, among other things, the manner in which we conduct our loan origination and servicing businesses and the fees that we may charge, and the collection, use, retention, protection, disclosure, transfer, and other processing of personal information, as well as any securities exchange, the Consumer Financial Protection Bureau, state attorney general offices or other organization or body that regulates the Company. All team members, officers, and directors must respect and obey the laws of the cities, states, and countries in which the Company operates and avoid even the appearance of impropriety.   Team members, officers, or directors who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.
XI.        Compliance with Antitrust Laws.
The Company believes in fair and open competition, and adheres strictly to applicable antitrust laws. As a general proposition, any contact with a competitor may be problematic under antitrust laws.  Accordingly, all team members, officers, and directors should avoid any such contact relating to the business of the Company or the competitor without first obtaining the approval of the General Counsel of Rocket Companies, or a designee of the General Counsel.   Any additional concerns relating to the aforementioned areas of potential antitrust breach should also be directed to the General

Counsel of Rocket Companies, or a designee of the General Counsel.
The Company notes below some general rules concerning contact with competitors:
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Agreements among competitors, whether written or oral, that relate to prices are illegal per se.  In other words, such agreements, by themselves, constitute violations of the antitrust laws.  There are no circumstances under which agreements among competitors relating to prices may be found legal.  Price fixing is a criminal offense, and may subject the Company to substantial fines and penalties and the team member to imprisonment and fines.

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Antitrust laws may be violated even in the absence of a formal agreement relating to prices.  Under certain circumstances, an agreement to fix prices may be inferred from conduct, such as the exchange of price information, and from communications among competitors even without an express understanding.  Although exchanges of price information are permitted in certain circumstances, team members of the Company should not participate in such exchanges without first obtaining the approval of the General Counsel of Rocket Companies, or a designee of the General Counsel.

•	It is a per se violation of antitrust laws for competitors to agree, expressly or by implication, to divide markets by territory or clients.
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It is a per se violation of the antitrust laws for competitors to agree not to do business with a particular client or supplier.  As with agreements to fix prices, the antitrust laws can be violated even in the absence of an express understanding.

•	Any communication between competitors concerning problems with any client or supplier may violate antitrust laws and should be avoided.
It should be noted however that the above is not an exhaustive summary of relevant antitrust laws.  Additional antitrust considerations not covered in this section include participation in trade association, monopolization, price discrimination, and other practices that affect competition.
XII.       Equal Employment Opportunity, Discrimination, and Harassment
Equal Employment Opportunity
Equal employment opportunity is a core value of the Company. We treat you and all applicants in a non-discriminatory manner with respect to all conditions of employment. We comply with all applicable laws which prohibit discrimination and harassment based on a protected status such as race, color, age, gender, pregnancy, sex, religion, physical or mental disability, sexual orientation, gender identity or expression, national origin, ancestry, medical condition, genetic information, military or veteran status, or any other recognized status.
Non-Discrimination and Non-Harassment
We are committed to providing a work environment free from discrimination and harassment on the basis of any protected status. Such conduct is unlawful and prohibited by Company policy. Such prohibited conduct by or towards any team member, leader, contract worker, client, client, vendor or anyone else who does business with the Company will not be tolerated. Any team member, contract worker who violates this policy will be subject to disciplinary action, up to and including termination of his or her employment or engagement. To the extent a client, vendor, or other person with whom the Company does business engages in conduct in violation of this policy, the Company will take appropriate corrective action.
Prohibited Harassment
Harassment in the workplace is unwelcome conduct based on a person’s protected status that has the purpose or effect of creating an intimidating, hostile, or offensive environment, unreasonably interfering with an individual’s work performance, or adversely affecting an individual’s opportunities.
Sexual harassment is one form of prohibited conduct which includes unwelcome sexual or other advances, requests for sexual or other unwelcome favors, and other unwelcome verbal, non-verbal, or physical conduct.
Harassment based on a person’s protected status is prohibited, whether it is intentional, inadvertent, or in jest. Some examples include:
•	Verbal Harassment – abusive language, profanity, derogatory comments, demeaning jokes, slurs, sexual or other flirtations, unwelcome propositions, teasing or bullying;
•	Physical Harassment – assault, intimidation, physical or other interference with normal work or movement, or unwelcome touching; and
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Visual Harassment – displaying derogatory or demeaning posters, viewing or displaying inappropriate Internet sites, cards, cartoons, jokes, emails, graffiti, gestures, drawings, or suggestive pictures.

Harassment can take many forms and a complete list of prohibited conduct cannot be set forth in this policy. A good piece of advice is this: If there is any question that you are about to engage in any conduct based on a person’s protected status, don’t do it.
Duty to Report Discrimination, Harassment, and Retaliation
If you experience or witness any harassment, discrimination, or retaliation, report the situation immediately and completely to your team leader and your Team Relations Specialist (“TRS”). If the situation involves your team leader, you should report it to the

Vice President of the Pulse (or other applicable human resources team) and your TRS. If the situation involves your TRS or the Pulse (or other applicable human resources team), or for any reason feel uncomfortable reporting the situation to your TRS or the Pulse (or other applicable human resources team), you should report it to your team leader or the President, CEO, or General Counsel of the Company. Any leader who receives a complaint related to harassment, discrimination, or retaliation should immediately inform the Pulse (or other applicable human resources team) unless such complaint relates to the Pulse (or other applicable human resources team), in which case such leader should immediately inform the President, CEO, or General Counsel of the Company.
Investigation Procedures
Once a report is made, we will immediately investigate and, where appropriate, take prompt and remedial action.
Retaliation Prohibited
We prohibit retaliation against anyone who makes a report or participates in an investigation of harassment, discrimination or retaliation.
Disciplinary Action
Anyone who violates this policy is subject to disciplinary action, up to and including termination of employment.
XIII.     Safety and Health
The Company is committed to keeping its workplaces free from hazards.  You should report any accidents, injuries or unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited. You must not engage in the use of any substance that could prevent you from discharging your work duties and responsibilities safely and effectively. For more information on Safety and Health, please see our Guideposts.
XIV.      Company Records and Document Retention
Records created, received or used during the conduct of Company business, including all communications sent or received using the Company’s email system, are at all times the property of the Company wherever those records may be located.  At any time, the Company and, in certain circumstances, third parties (including government officials), may review, without prior notice to personnel, any and all firm records, including records marked “Personal” or “Private.”
Any records that you create and store are subject to this Code and may be demanded by third parties during the course of litigation or a government investigation or, in the case of records sent outside the Company, subject to the records retention policies of the recipients.

You should, therefore, avoid discriminatory remarks, harassment and threats of violence or similar inappropriate or unlawful conduct.  This applies to communications of all kinds, including e-mail, instant messaging, voice mail messages, text messages, video recordings and informal notes or interoffice memos.  Records should be retained and destroyed in accordance with the Company’s records retention policy.
XV.       Use of Electronic Media
The Company has developed a policy to ensure that you understand the rules governing your use of the Company’s computer network, and options for e-mail and voicemail or other messaging services, Internet access or other use of electronic media.  All Company equipment, including desks, computers and computer systems, computer software, electronic storage devices, cellphones or other mobile devices, e-mail, voicemail and other physical items are for business use only.  The Company at all times retains the right to access and search all such electronic media or other items contained in or used in conjunction with the Company’s computer, e-mail, voicemail and Internet access systems and equipment with no prior notice.
Like the Company’s computer network, e-mail and voicemail services, access to Internet services such as web-browsing or newsgroups is provided to team members by the Company only for business use.  Any personal use must be infrequent and must not involve any prohibited activity, interfere with the productivity of the team member or his or her co-workers, consume system resources or storage capacity on an ongoing basis or involve large file transfers or otherwise deplete system resources available for business purposes.
Your messages and computer information are considered Company property and consequently, team members should not have an expectation of privacy in the context of computer and voice mail use.  Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes.  Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.
The Company also recognizes that many team members are choosing to express themselves by using Internet technologies, such as blogs, wikis, file-sharing, user generated audio and video, virtual worlds, and social networking sites, such as Facebook, LinkedIn and Twitter.  Whether you choose to participate in such social networking outside of work on your own time is your own decision.
XVI.     Business Gifts and Entertainment
Conflicts of interest generally arise when we offer or receive things of value to/from a third party. Things of value may include gifts, gratuities, entertainment, tickets, loans, favors, discounts, travel, services, incentives, advances and items that would not considered “normal business practice.” This rule of thumb applies to our immediate family members, as well. A family member is a spouse, domestic partner, parent, or child of a team member at the Company.  Offering or receiving things of value that might be perceived to unfairly influence a business relationship should be avoided.  These guidelines apply at all times, and do not change during traditional gift-giving seasons, and apply equally to team members, officers or directors offering gifts and entertainment to the Company’s business associates.
This being said, at times we may receive Nominal Gifts that are generally common business courtesies, such as an occasional lunch or dinner, or gifts of limited value. The value of gifts should be nominal, both with respect to frequency and monetary amount. While impractical to establish a strict dollar value, a good rule of thumb that the market value of the gift should not exceed $100. Frequent gifting to a recipient may be perceived as an attempt to create an obligation to the giver, and is therefore inappropriate.
In addition, strict rules apply when the Company does business with governmental agencies and officials, whether in the U.S. or in other countries, as discussed in more detail below.  Because of the sensitive nature of these relationships, you must seek approval from a team leader and/or the General Counsel of Rocket Companies, or a designee of the General Counsel before offering or making any gifts or hospitality to governmental officials.
Your judgement is critical in these situations.  For more information regarding gift guidelines, please review the Company’s policy on Conflict of Interest and Gift Guidelines for Team Members.
XVII.    Political Activities and Contributions
The Company respects the right of each of its team members to participate in the political process and to engage in political activities of his or her choosing; however, while involved in their personal and civic affairs team members must make clear at all times that their views and actions are their own, and not those of the Company.  Team members may not use the Company’s resources to support their choice of political parties, causes or candidates.
The Company may occasionally express its views on local and national issues that affect its operations.  In such cases, Company funds and resources may be used, but only when permitted by law and by Company guidelines.  The Company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. The Company may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations.  Any use of Company resources for the Company’s political activities, including contributions or donations, requires advance approval by the Company’s  General Counsel of Rocket Companies, or a designee of the General Counsel.
XVIII.  Bribery, Corruption and Money Laundering
Team members, officers and directors must comply with all laws prohibiting bribery, corruption and kickbacks, including laws prohibiting improper payments to domestic and foreign officials such as the U.S. Foreign Corrupt Practices Act (the “FCPA”).  While this section focuses primarily on foreign officials, this Policy equally prohibits bribery of domestic officials and commercial or private sector parties.
The FCPA prohibits an offer, payment, promise of payment or authorization of the payment of any money or thing of value to a foreign official, foreign political party, official of a foreign political party or candidate for political office to induce or influence any act or decision of such person or party or to secure any improper advantage.  The FCPA prohibits such conduct whether done directly or indirectly through an agent or other intermediary.
No payment may be made to a foreign official even for non-discretionary action without first consulting with and obtaining written authorization from the General Counsel of Rocket Companies, or a designee of the General Counsel. If a facilitating payment is authorized, such payment must be accurately and fairly recorded in the Company’s books, records and accounts.
The FCPA further requires compliance by the Company with record keeping and internal controls requirements.  The Company must maintain financial records which, in reasonable detail, accurately and fairly reflect transactions and disposition of corporate assets.  In particular, all bank accounts that receive or disburse funds on behalf of the Company shall be properly authorized and any such transactions recorded on the official books and records of the Company.  In addition, the Company must maintain a system of internal controls sufficient to provide reasonable assurances that the Company’s assets are used only in accordance with directives and authorizations by the board of directors and senior management, and that checks and balances are employed so as to prevent the by-passing or overriding of these controls.
Violation of the FCPA is an offense, subjecting the Company to substantial fines and penalties and any officer, director, team member or stockholder acting on behalf of the Company to imprisonment and fines.  The FCPA prohibits the Company from paying, directly or indirectly, a fine imposed upon an individual pursuant to the FCPA. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.
In addition, directors, officers and team members of the Company must comply with all laws prohibiting money laundering. For a detailed description of any such obligations that may apply to certain subsidiaries of the Company, see the applicable  Anti-Money Laundering Policy.
XIX.     Compliance with and Amendments of This Code
Failure to comply with this Code or applicable laws, rules or regulations may result in disciplinary measures, including discharge from your position with the Company.  Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for such person, such person’s supervisors and/or the Company.  The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of this Code in relation to executives and directors.  In determining what action is appropriate in a particular case, the Board of Directors or its designee will consider the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation was intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.  The General Counsel of Rocket Companies or a designee of the General Counsel will determine appropriate actions to be taken in the event of a violation of this code in relation to all other team members.
This Code cannot, and is not intended to, address all of the ethical complexities that may arise during the course of employment or association with the Company.  There will be occasions where circumstances not covered by policy or procedure arise, and where a judgment must be made as to the appropriate course of action.  In such circumstances, the Company encourages common sense decision-making, and consultation with a team leader, member of the Pulse (or other human resources team), or the General Counsel of Rocket Companies, or a designee of the General Counsel for guidance pursuant to the methods discussed below in “Compliance and Contact Details”.
Any material amendment of this Code will be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.
XX.      See Something, Say Something
If you think that an actual or possible violation has occurred or other misconduct, it is important to report your concerns immediately. You can discuss the matter with your team leader, President or CEO of the Company. You can also discuss the matter with your Team Relations Specialist or Vice President of the Pulse (or other human resources team). Alternatively, you may also contact the General Counsel of Rocket Companies or a designee of the General Counsel or for issues involving officers and directors to the Chief Executive Officer or the Chairman of the Audit Committee.
The Company strives to ensure that all questions or concerns are handled fairly, discreetly and thoroughly.
Once a report is made and received, the Company will investigate promptly and all team members, officers and directors are expected to cooperate candidly with relevant investigatory procedures. Appropriate remedial action may be taken, based on the outcome of such investigation.
The Company has a no-tolerance policy for retaliation against persons who raise good faith compliance, ethics or related issues. However, it is unacceptable to file a report knowing it to be false.

XXI.     Waiver
Any waiver of this Code for any executive officer or director will be made only by the Board of Directors or the Audit Committee and will be promptly disclosed as required by law or stock exchange regulation.   Any waiver of this Code for any other team member will be made by the General Counsel of Rocket Companies, or a designee of the General Counsel.